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ON

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-40426 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Madison Avenue Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15050 Avenue of Science, #150
(No. and Street)

| San Diego | CA | 92128 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Connie Knapp (858) 207-1305
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, LLP
(Name – *if individual, state last, first, middle name*)

| 2020 Camino del Rio North, Suite 500 | San Diego | CA | 92108 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC Mail Processing

MAR 02 2020

Washington, DC

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Martin McNees, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madison Avenue Securities, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

CHERYL APPLEBY
Commission No. 2299310
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
Commission Expires July 29, 2023

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Madison Avenue Securities, LLC

Annual Audited Report

Public

MADISON AVENUE SECURITIES, LLC

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

DECEMBER 31, 2019 AND 2018

PKF

PKF

Accountants &
business advisers

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Madison Avenue Securities, LLC
San Diego, California

**Opinion on the Financial Statements**

We have audited the accompanying statements of financial condition of Madison Avenue Securities, LLC as of December 31, 2019 and 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the statements of financial condition present fairly, in all material respects, the financial position of Madison Avenue Securities, LLC as of December 31, 2019 and 2018, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Madison Avenue Securities, LLC's management. Our responsibility is to express an opinion on Madison Avenue Securities, LLC's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Madison Avenue Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

PKF, LLP

PKF, LLP

We have served as Madison Avenue Securities, LLC's auditor since 2008.

San Diego, California
February 28, 2020

PKF, LLP | 2020 Camino del Rio North, Suite 500, San Diego, CA 92108
Telephone: (619) 238.1040 | Fax: (619) 237.5177 | Website: www.pkfcalifornia.com

MADISON AVENUE SECURITIES, LLC

## TABLE OF CONTENTS

MADISON AVENUE SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2019 and 2018

| | 2019 | 2018 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash and cash equivalents | $ 2,012,511 | $ 2,343,088 |
| Security positions, market value | 78,669 | 4,649 |
| Commissions receivable | 177,189 | 277,886 |
| Registered representative receivables, net | 243,488 | 133,454 |
| Insurance claim receivable | 118,500 | - |
| Prepaid expenses | 130,477 | 163,914 |
| Related party receivable | 10,323 | 84,522 |
| Total current assets | 2,771,157 | 3,007,513 |
| Property and equipment, net | 10,421 | 5,031 |
| Right of use asset | 182,137 | - |
| Deposits with clearing organization | 100,000 | 100,000 |
| Total assets | $ 3,063,715 | $ 3,112,544 |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| CURRENT LIABILITIES | | |
| Accounts payable | $ 216,857 | $ 328,431 |
| Accrued liabilities | 155,926 | 57,796 |
| Commissions payable | 845,387 | 705,012 |
| Employment liabilities | 265,017 | 214,472 |
| Lease liability, current portion | 141,016 | - |
| Related party payable | 86,947 | 25,458 |
| Other current liabilities | 59,476 | 56,760 |
| Total current liabilities | 1,770,626 | 1,387,929 |
| Lease liability, net of current portion | 41,121 | - |
| Total liabilities | 1,811,747 | 1,387,929 |
| COMMITMENTS AND CONTINGENCIES (Note 9) | | |
| MEMBERS' EQUITY | | |
| Members' equity | 1,251,968 | 1,724,615 |
| Total members' equity | 1,251,968 | 1,724,615 |
| Total liabilities and members' equity | $ 3,063,715 | $ 3,112,544 |

The accompanying notes are an integral part of the financial statements.

## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Madison Avenue Securities, LLC ("Company"), a Delaware Limited Liability Company, is dually registered as a Broker Dealer and a Registered Investment Advisor Firm. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company will continue as a limited liability company ("LLC") until the managing member decides the advantages of the limited liability company structure no longer exist.

The Company provides securities investment services as an introducing broker-dealer. The Company maintains a fully disclosed clearing relationship with Pershing, LLC.

The Company is registered with the Securities and Exchange Commission under the Investments Advisers Act of 1940 to provide investment advisory services.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures at the date of the financial statements. Actual results could differ from those estimates.

Going Concern

In 2019 and 2018, the Company incurred losses due to the settlement of several long-standing client matters and associated legal fees. Losses were further impacted by the implementation of a company-wide software package which promises to increase efficiency while supporting business. The Company has experienced positive revenue growth and increased efficiencies from hiring large producing registered representatives and advisors licensed with the Company. Assets under management has increased from the past strong market performance and the addition of new investors. The Company intends to continue to hire additional high producing advisors in an effort to further increase efficiency and profitability. The Company continues to have the support of KT Equity Partners II, LLC ("Parent") to maintain its regulatory requirements.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

Commissions and Registered Representatives and Advisor Receivable

Commissions and registered representative and advisor receivables at December 31, 2019 and 2018 consist of commission revenues owed to the Company for investments transacted as an introducing broker-dealer, investment advisor and amounts owed from registered representatives and advisors. As of December 31, 2019 and 2018, commission receivables

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commissions and Registered Representatives and Advisor Receivable (continued)

were $177,189 and $277,886, respectively. As of December 31, 2019 and 2018, receivables from registered representatives and advisors were $243,488 and $133,454, respectively, net of an allowance for uncollectible accounts of $0 and $0, respectively. The Company monitors losses on a regular basis. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses and determines the allowance based on historical write-off experience and individual circumstances of each case as needed.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years, or the life of the lease if shorter. The Company expenses general repairs and maintenance costs as incurred.

Right of Use Asset

The Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842) requiring lessees recognize property leases on the balance sheet as a right of use asset with corresponding lease liabilities representing the obligation of the lease payments over the lease term was effective on January 1, 2019. The Company evaluated it's lease obligations and determined that the office space lease is the only lease that it holds to be effected by ASU 842. The Company enters into a sublease at the beginning of each year with an affiliated company, Asset Marketing Systems LLC ("AMS") to share office space. Though the Company's sublease is for a single year duration without a renewal or purchase option, it is still considered to fall under this rule due to the likelihood of the continuation of this arrangement. AMS's master lease term expires on March 31, 2021. The right of use asset is recorded as the net present value of the cashflows in the lease agreement using an estimated incremental borrowing rate over the life of AMS's lease term. The variance of the cashflow to the net present value is amortized over the life of the lease. General repairs and maintenance costs associated with the leased property are not included in the measurement of the right of use asset or lease liability and are expensed as incurred.

Financial Instruments

The Company does not hold financial instruments for trading purposes as part of its business operations. Certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities are carried at cost, which approximates their fair value because of the short-term maturity of these financial instruments. Based on the borrowing rates currently available to the Company for loans with similar terms, the carrying value of the Company's note payable approximates its fair value.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include product issuers, clearing organizations, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its bank accounts at one financial institution located in California. Funds are insured to $250,000 by the Federal Deposit Insurance Corporation ("FDIC"). As of December 31, 2019, the Company had accounts with uninsured cash balances of approximately $1,767,000. The Company has not experienced any losses in such accounts and management believes it places cash on deposit with financially stable institutions.
The Company maintained clearing accounts at a financial institution located in New Jersey. The Securities Investors Protection Corporation ("SIPC") insures customers for up to $250,000 in cash losses and up to $500,000 in total at these institutions. At December 31, 2019, the Company had no uninsured cash balances at this institution.

### Income Taxes

As a Delaware limited liability company doing business in California, the Company is not liable for federal income taxes. However, the Company is subject to an $800 California minimum state franchise tax and a fixed fee based on revenues. The Company is subject to franchise taxes required in any of the various states in which it operates. Members of the LLC are liable for individual federal and state income taxes on the Company's taxable income.

### Goodwill

Goodwill is accounted for in accordance with FASB ASC 350, Intangibles – Goodwill and Other. Under FASB ASC 350, goodwill is no longer amortized but instead is assessed for impairment at least annually. In December 2016 the Company was acquired by Parent resulting in an increase of goodwill of $1,374,244. Management has evaluated the carrying value of the goodwill and determined there were indicators of impairment. Based on management's assessment, as of December 31, 2018, the goodwill was fully impaired and the balance was $0.

### Subsequent Events

In January 2020, the Company entered into a note payable agreement relating to financed insurance premiums. The terms of the agreement require monthly installments of $48,578, which include interest at a rate of 5.05%. The balance is due in November 2020.

As part of regular broker dealer business, occasionally client complaints and arbitrations are filed against the registered representative or advisor also naming their broker dealer. In

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent Events (continued)

October 2019, a customer arbitration was filed naming the Company and one of the Company's former registered representatives. The complaint was settled in February 2020 awarding the client $17,500. The settlement has been accrued as of December 31, 2019.

Management has evaluated subsequent events, as defined by FASB ASC 855, Subsequent Events, through the date that the financial statements were available to be issued on February 27, 2020.

## NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:

| | 2019 | 2018 |
|---|---|---|
| Furniture and fixtures | $ 22,965 | $ 14,658 |
| Equipment | 8,928 | 8,928 |
| Computer equipment | 5,331 | 5,331 |
| Leasehold improvements | 50,098 | 50,098 |
| | 87,322 | 79,015 |
| Less: accumulated depreciation and amortization | (76,901) | (73,984) |
| Property and equipment, net | $ 10,421 | $ 5,031 |

## NOTE 4 – COMMISSIONS PAYABLE

Commissions payable consist of commission expense due to registered representatives, advisors and clearing organizations. As of December 31, 2019 and 2018, $845,387 and $705,012, respectively, were payable to registered representatives, advisors and clearing organizations.

## NOTE 5 – EMPLOYMENT LIABILITIES

Employment liabilities at December 31, 2019 and 2018, consist of unpaid and accrued compensation, payroll taxes and paid time off totaling $265,017 and $214,472, respectively.

## NOTE 6 – EMPLOYEE BENEFIT PLAN

On January 1, 2005, Asset Marketing Systems Insurance Services, LLC ("AMS"), a former parent and affiliated company, instituted a 401(k) plan (the "Plan") in which AMS and the Company's employees may participate if they are 18 years or older and after they have been employed one full month with a minimum one hour of actual service performed. An employee may contribute up to the maximum allowed by Internal Revenue Service ("IRS") regulations. The Company, now a participating employer in the Plan, reinstated the matching of employees' contributions in 2015.

## NOTE 7 – LEASE LIABILITY

AMS holds a master lease for the office space that house both AMS and the Company that was effective January 15, 2010. The master lease expires on March 31, 2021. The Company subleases its office space from AMS on an annual basis with no renewal option. The Company currently has no other leases. See Right of Use Asset in Note 2. Payments under this sublease are expected as follows:

| | | |
|---|---|---|
| For the year ended December 31: | | |
| 2020 | $ | 147,176 |
| 2021 | | 41,467 |
| Discount | | (6,506) |
| | $ | 182,137 |

## NOTE 8 – NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $50,000 or 6-2/3% of aggregated indebtedness $108,641 and $92,529 at December 31, 2019 and 2018 respectively, whichever is higher.

At December 31, 2019 and 2018, the Company had net capital of $581,722 and $1,289,448, respectively, which was $473,081 and $1,196,919 in excess, respectively, of its required minimum net capital and the ratios of aggregate indebtedness to net capital were 2.8 to 1 and 1.08 to 1, respectively.

## NOTE 9 – COMMITMENTS AND CONTINGENCIES

Legal and Regulatory Matters

The Company is occasionally involved in legal proceedings in the ordinary course of business, including arbitration claims and other claims. The Company's legal proceedings in general are initiated by a customer or client and may involve the purchase or sale of investment securities. The Company's management assessed and determined that the Company has sufficient insurance coverage for the legal matters for the year ended December 31, 2019. In the opinion of the Company's management, based on current available information, review with outside legal counsel and insurance coverage, the ultimate resolution of these matters will not have a material adverse impact on the Company's financial position or results of operations.

## NOTE 10 – RELATED PARTY TRANSACTIONS

In 2019 and 2018, the Parent made additional capital contributions of $400,000 and $2,000,000, respectively. The Company shared expenses with affiliated companies. As of December 31, 2019 and 2018, the payable balance to Affiliates were $86,947 and $25,458, respectively. As of December 31, 2019 and 2018, the receivable balance from the Affiliates were $10,323 and $8,769, respectively.